UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Supplemental filed December 6, 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.  Form 20-F |_|  Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|    No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|    No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes |_|    No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

December 6, 2005
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

ALIMENTATION COUCHE-TARD INC.

SUPPLEMENTAL TO THE PROXY CIRCULAR DATED JULY 12, 2005

(SEDAR project #807695)

EXECUTIVE COMPENSATION

Summary Compensation Table (modified)

The following table details compensation information for the fiscal years ended April 24, 2005, April 25, 2004 and April 27, 2003, for the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

				Long Term
		Annual Compensation [3]		Compensation
				Subordinate
				Voting Shares
Name and Principal Position	Fiscal Year	Salary	Bonus	Under Options
		($)	($)	Granted [6]

Alain Bouchard	2005	850,000	~~424,307~~ 1,060,375	-
Chairman of the Board, President and	2004	586,000	424,307[5]	400,000
Chief Executive Officer	2003	547,722	335,480	-

Richard Fortin	2005	350,000	~~294,818~~ 327,468	-
Executive Vice-President and Chief	2004	305,000	294,818[5]	200,000
Financial Officer	2003	288,230	176,541	-

Réal Plourde	2005	400,000	~~276,756~~ 374,250	-
Executive Vice-President and Chief	2004	305,000	276,756[5]	200,000
Operating Officer	2003	288,230	257,166	-

Stéphane Gonthier [1]	2005	221,263	~~74,640~~ 157,875	100,000
Senior Vice-President, Eastern North	2004	186,600	~~76,813~~ 74,640	160,000
America	2003	178,637	~~85,852~~ 76,813	140,000

Brian Hannasch [2]	2005	221,263 [4]	~~190,874~~ 173,630[4]	100,000
Senior Vice-President, Western North	2004	186,600 [4]	190,8744, [5]	110,000
America	2003	173,846 [4]	114,755[4]	100,000

Notes :

1) Mr. Gonthier was Vice-President, Operations Central Canada, position that he stills hold in awaiting a replacement, and was appointed on December 15, 2004 to the present office.

2) Mr. Hannasch was Vice-President, Integration until December 15, 2004 when he was appointed to the present office.

3) Aggregate perquisites and other personal benefits received by or earned by each of the Named Executive Officers did not exceed the lesser of $50,000 and 10% of the total of his salary and bonus for the year.

4) These amounts are in US dollars. The average exchange rates for fiscal 2005, 2004 and 2003 were respectively $1.2719, $1.3438 and $1.5316.

5) These bonuses for fiscal 2004 include a special performance bonus and an exceptional bonus in connection with the successful acquisition of The Circle K Corporation and the financing of the acquisition.

6) These amounts take into account the share split of the Company occurred on March 18, 2005.